SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                      TRANS WORLD ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89336Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 20, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   89336Q100
________________________________________________________________________________

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)  Citizenship or Place of Organization:           United States
________________________________________________________________________________
   Number of                        7) Sole Voting Power:             3,861,281*
                                    --------------------------------------------
   Shares Beneficially              8) Shared Voting Power:
   Owned by                         --------------------------------------------
   Each Reporting                   9) Sole Dispositive Power:        3,861,281*
                                    --------------------------------------------
   Person With                     10) Shared Dispositive Power:
                                   ---------------------------------------------
________________________________________________________________________________

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 3,861,281*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                    Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11): 7.3%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions): IA
________________________________________________________________________________
* 519,300 shares (1.0%) of the Trans World Entertainment Corporation (the "Company") common stock, par value $.01 per share (the "Common Stock"), are owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"). 533,700 shares (1.0%) of the Common Stock of the Company are owned by Cerberus Institutional Partners, L.P., a limited partnership organized under the laws of Delaware ("Institutional"). 1,367,150 shares (2.6%) of the Common Stock of the Company are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 1,441,131 shares (2.7%) of the Common Stock of the Company are owned in the aggregate by certain private investment funds (collectively, the "Funds"). Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock of the Company owned by each of Cerberus, Institutional, International and the Funds. See
     Item 5 for further information.

Item 5. Interest in Securities of the Issuer.

        Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 30, 1999, as of November 27,
1999 there were outstanding 53,039,697 shares of the Common Stock. As of December 20, 1999, 519,300 shares of the Common Stock are owned by Cerberus; 533,700 shares of the Common Stock are owned by Institutional; 1,367,150 shares of the Common Stock are owned by International and 1,441,131 shares of the Common Stock are owned in the aggregate by the Funds. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, Institutional, International and the Funds. Therefore, for the purposes of Regulation Section 240.13d-3, Stephen Feinberg is deemed to be the beneficial owner of 3,861,281 shares of the Common Stock, or 7.3% of the shares of Common Stock outstanding.

          The following table details the transactions, since the filing of Amendment 1 to the Schedule 13D by Mr. Feinberg dated as of November 12, 1999, in the Common Stock by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                   I. Cerberus

                                   (Purchases)

     Date                            Quantity                            Price

  November 18, 1999                   2,900                             $11.06
  November 30, 1999                   3,200                             $11.13
  December 1, 1999                    3,200                             $10.97
  December 7, 1999                   15,000                             $10.06
  December 7, 1999                    4,000                             $10.00
  December 8, 1999                    3,300                             $10.00
  December 15, 1999                  16,000                             $10.23
  December 16, 1999                   2,700                             $10.00
  December 17, 1999                  16,000                             $10.00
  December 20, 1999                   6,700                              $9.25

                                     (Sales)

                                      none

                               II. Institutional

                                   (Purchases)

     Date                            Quantity                            Price

  November 18, 1999                   3,000                             $11.06
  November 18, 1999                   8,800                             $11.00
  November 30, 1999                   3,500                             $11.13
  December 1, 1999                    3,500                             $10.97
  December 7, 1999                   20,000                             $10.00
  December 8, 1999                    3,500                             $10.00
  December 15, 1999                  16,500                             $10.23
  December 16, 1999                   2,800                             $10.00
  December 17, 1999                  16,500                             $10.00
  December 20, 1999                   7,000                              $9.25

                                     (Sales)

                                      NONE


                               III. International

                                   (Purchases)

     Date                            Quantity                            Price

  November 18, 1999                   7,800                             $11.06
  November 30, 1999                   8,800                             $11.13
  December 1, 1999                    8,800                             $10.97
  December 7, 1999                   51,000                             $10.00
  December 8, 1999                    8,800                             $10.00
  December 15, 1999                  41,000                             $10.23
  December 16, 1999                   7,000                             $10.00
  December 17, 1999                  42,000                             $10.00
  December 20, 1999                  17,600                              $9.25

                                     (Sales)

                                      NONE

                                  IV. The Funds

                                   (Purchases)

     Date                            Quantity                            Price

  November 18, 1999                   8,500                             $11.06
  November 30, 1999                   9,500                             $11.13
  December 1, 1999                    9,500                             $10.97
  December 7, 1999                   54,000                             $10.06
  December 8, 1999                    9,400                             $10.00
  December 15, 1999                  44,000                             $10.23
  December 16, 1999                   7,500                             $10.00
  December 17, 1999                  33,500                             $10.06
  December 17, 1999                  10,500                             $10.00
  December 20, 1999                  18,700                             $ 9.25

                                     (Sales)

                                      NONE


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                            December 23, 1999


                                            /s/   Stephen    Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the managing member   of    Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each   of   Cerberus   Institutional
                                            Partners,       L.P.,       Cerberus
                                            International,   Ltd.   and  certain
                                            private investment funds

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).